Exhibit F

STELIOS HAJI-IOANNOU COMMENTS ON STELMAR

“MERGER VOTE MASSACRE”

Certified Vote Count Shows Approximately Three-fourths of Shares Voting, Not in

Favor of Stelmar—Fortress Transaction

New York, November 17, 2004—Stelios Haji-Ioannou, founder of Stelmar Shipping Ltd (NYSE:SJH), and Chairman of EasyGroup (which includes EasyJet, Plc) (LSE: EZJ), today releases the following statement:

Once again, I want to thank my fellow Stelmar shareholders for joining me in defeating the proposed sale of Stelmar to Fortress. This was a true landslide victory for shareholder activism. I believe that rarely, if ever, in US financial history has a transaction unanimously recommended by a board of directors been loudly rejected without a competing offer on the table. To add insult injury, the offer price was increased on the day prior to the shareholder vote in the Stelmar – Fortress proposed transaction and it was still overwhelmingly rejected. With about 75% of shares voted ignoring the Board’s recommendation, the entire Board should consider this as a clear vote of no confidence. Stelmar shareholders have made it crystal clear that they expect the Board to implement a process that maximizes value for all shareholders. In that regard, subsequent to yesterday’s meeting, I offered the independent members of the Board an honorable way of keeping some continuity on the Board while implementing a new, robust and transparent auction on an expedited time schedule.

I will lend my credibility to the new process by becoming Interim Chairman of the Board, if and only if, the Board moves decisively and quickly to remove the three “architects” of this attempt to mislead shareholders to serve their own interests, Nicholas Hartley, Chairman; Peter Goodfellow, CEO; Stamatis Molaris, CFO. After yesterday’s “merger vote massacre” these “Fat Cats” must go home – they can no longer ignore the demands of the Stelmar shareholders. Unless the independent Directors accept my proposal by the end of business on Friday, November 19, I will submit a slate for the April 2005 annual meeting and in the interim I will explore all legally available options to accelerate the removal of the entire Board. For value to be maximized, shareholders and potential strategic bidders must be able to trust the process. No shipping company will waste time and money bidding in a process they don’t believe they have a fair chance of winning. These Fat Cats drove away OMI, which made the best offer this Company has seen so far.

IVS Associates, the independent inspectors of elections, certified the following voting results with respect to the Fortress transaction: of the shares outstanding, 45.5% (7,991,026 shares) voted “against”, 3.0% (530,900 shares) “abstained”, and just 16.9% (2,970,644 shares) voted “for” the Fortress transaction.

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Analysts and Institutions Contacts:

Charlie Koons/Mark Harnett

MacKenzie Partners

212-929-5500

Media Contacts:

Joele Frank/Sharon Goldstein

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

jf@joelefrank.com/srg@joelefrank.com